Consolidated Financial Statements (Expressed in United States dollars)

YUKON-NEVADA GOLD CORP.

For the nine months ended September 30, 2010 and 2009

The interim consolidated financial statements for the
three and nine months ended September 30, 2010 and
2009 has not been reviewed by an independent
accountant.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Yukon-Nevada Gold Corp. (the Company) have been prepared by management in accordance with generally accepted accounting principles (GAAP) in Canada, and within the framework of the summary of significant accounting policies disclosed in the notes to these consolidated financial statements.

Management is responsible for establishing internal controls over financial reporting for the Company. Management has designed and implemented internal controls over financial reporting (ICFR) that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Audit Committee of the Board of Directors meets periodically with management and the Company’s independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval. The Audit Committee is appointed by the Board of Directors and all but one of its members are independent directors. The Audit Committee is responsible for engaging or re-appointing the external auditors.

The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

These interim unaudited consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

YUKON-NEVADA GOLD CORP.
Consolidated Balance Sheets
(Unaudited)
(In thousands of US dollars)

	September 30,	December 31,
	2010	2009
		(Audited)
Assets
Current assets:
Cash and cash equivalents	$9,358	$185
Accounts receivable and prepaid expenses	8,518	4,549
Inventories (note 5)	17,903	9,930
Future income taxes	895	895
	36,674	15,559
Restricted funds (note 6)	34,317	29,175
Property, plant and equipment (note 7)	87,957	89,270
Mineral properties (note 8)	67,171	60,526
Other assets	852	911

	$226,971	$195,441

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$53,942	$39,564
Current portion of long-term debt (note 10)	2,557	-
Deferred revenue	-	4,838
	56,499	44,402
Other long-term liabilities	28	50
Asset retirement obligations	38,131	35,907
Derivatives	9,012	-
Long-term debt (note 10)	11,420	-
Future income taxes (note 11)	15,700	15,372
	130,790	95,731
Shareholders' equity (note 12)
Share capital	245,510	227,075
Warrants	65,141	17,737
Contributed surplus	15,375	10,489
Accumulated other comprehensive income	2,273	2,273
Deficit	(232,118)	(157,864)
	96,181	99,710

Going concern (note 1)
Commitments and contingencies (note 14)

	$226,971	$195,441

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Robert F. Baldock”	Director	“Gerald Ruth”	Director

YUKON-NEVADA GOLD CORP.
Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)
(In thousands of US dollars, except for share and per share amounts)

Nine months ended September 30, 2010 and 2009

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009

Gold sales	$19,466	$-	$41,474	$4,788
Cost of gold sold	18,043	1,347	45,058	7,504
Gross margin − mining operations	1,423	(1,347)	(3,584)	(2,716)
Temporary shutdown costs (note 4)	-	5,176	-	10,088
Depreciation, depletion, and amortization	1,302	1,530	3,959	4,572
Accretion	719	723	2,158	2,163
Loss from mine operations	(598)	(8,776)	(9,701)	(19,539)
Exploration	208	-	208	-
General and administration	930	636	2,629	1,948
Stock−based compensation (note 12(d))	2,810	672	3,581	672
Loss from operations	(4,546)	(10,084)	(16,119)	(22,159)
Other (loss) income:
Interest and other income (loss) (note 3)	(9,585)	(412)	(9,456)	(469)
Foreign exchange loss	(821)	(1,110)	(659)	(1,775)
Interest and financing charge (note 10 and 12(c)(i))	(2,982)	(216)	(48,019)	(292)
	(13,388)	(1,738)	(58,134)	(2,536)
Loss before income taxes	(17,934)	(11,822)	(74,253)	(24,695)
Income tax (expense) recovery
Current	-	(5)	(1)	(92)
Future	-	-	-	-
Loss and comprehensive loss for the period	$(17,934)	(11,827)	$(74,254)	$(24,787)

Loss per share – basic and diluted	(0.03)	(0.03)	(0.12)	(0.08)

Weighted average number of shares outstanding (basic and diluted) (000's of shares)	667,823	355,219	633,373	315,912

See accompanying notes to consolidated financial statements.

YUKON-NEVADA GOLD CORP.
Consolidated Statements of Shareholders’ Equity
(Unaudited)
(In thousands of US dollars, except number of common shares)

	Common shares
	Shares (000's)	Amount	Warrants	Contributed surplus	Accumulated comprehensive income	Deficit	Total

Balance at January 1, 2009	272,655	$206,778	$19,107	$8,694	$2,273	$(115,204)	$121,648
Issued on private placement (note 12(b)(iii)- (vi),(c))	90,383	3,686	2,854				6,540

Share issue costs (note 12(b)(iii)-(vi),(c))	1,800	111	34	(80)			65
Exercise of warrants (note 12(c))	225,883	21,881	(3,603)				18,278
Expiry of warrants (note 12(c))	−		(655)	655			−
Exercise of options (note 12(d))	120	30		(13)			17
Flow through share renunciation	−	(5,411)					(5,411)
Stockbased compensation (note 12(d))	−			1,233			1,233
Loss for the year	−					(42,660)	(42,660)
Other	5						−
Balance at December 31, 2009	590,846	227,075	17,737	10,489	2,273	(157,864)	99,710
Issued on private placement (note 12(b)(ii),(c))	22,727	4,807					4,807
Flow through share issue (note 12(b)(i))	34,559	9,248					9,248
Share issue costs (note 12(b)(i))	−	(739)	128				(611)
Exercise of warrants (note 12(c))	28,385	3,771	(943)				2,828
Exercise of options (note 12(d))	800	202		(83)			119
Issue of inducement warrants (note 12(c)(i))	−		43,632				43,632
Expiry of warrants (note 12(c))	−		(1,172)	1,172			-
Equity portion of debt (note 10)	−		5,759				5,759
Stockbased compensation (note 12(d))	−			3,797			3,797
Loss for the year	−					(74,254)	(74,254)
Other (note 10)	4,426	1,146					1,146
Balance at September 30, 2010	681,743	$245,510	$65,141	$15,375	$2,273	$(232,118)	$96,181

See accompanying notes to consolidated financial statements.

YUKON-NEVADA GOLD CORP.
Consolidated Statements of Cash Flows
(Unaudited)
(In thousands of US dollars)

Nine months ended September 30, 2010 and 2009

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009

Cash provided by (used in):
Operations
Net loss for the year	$(17,934)	$(11,827)	$(74,254)	$(24,787)
Items not affecting cash:
Depreciation, depletion, and amortization	1,302	1,530	3,959	4,572
Accretion on asset retirement obligation	719	723	2,158	2,163
Impairement of mineral properties and
property, plant and equipment	−	368	−	645
Stock-based compensation	2,877	900	3,717	900
Loss on disposal and write-down of asset	−	−	−	191
Inducement warrants issued	−	−	43,632	−
Accretion on long-term debt	1,698	−	1,698
Mark-to-market on derivatives	2,249	−	2,249
Expenses settle in shares	2,080	−	2,177	−
Reclamation payments	−	(43)	−	(337)
Unrealized foreign exchange (gain) loss	711	898	387	1,400
	(6,298)	(7,451)	(14,277)	(15,253)
Change in non cash working capital (note 13)	(8,004)	3,299	(3,225)	10,807
Cash used by operating activities	(14,302)	(4,152)	(17,502)	(4,446)
Investing
Restricted funds	761	45	(4,911)	45
Short-term investment	242	−	−	−
Mineral property expenditures	(2,368)	(333)	(6,342)	(1,220)

Property, plant and equipment expenditures	(2,134)	(698)	(3,220)	(1,563)
Proceeds from sale of assets	−	−	−	112
Cash used by investing activities	(3,499)	(986)	(14,473)	(2,626)

Financing
Notes payable and capital leases	(22)	(3)	(40)	(8)
Proceeds from long-term debt	24,800	−	24,800	−
Common shares issued for cash	−	3,739	14,055	5,593
Share issue costs	−	−	(611)	−
Common shares issued upon exercise of
shareholder warrants	1,834	423	2,828	1,333
Common shares issued upon exercise of
stock options	88	−	116	−
Cash used by financing activities	26,700	4,159	41,148	6,918

Increase (decrease) in cash and cash equivalents	8,899	(979)	9,173	(154)

Cash and cash equivalents, beginning of period	459	1,931	185	1,106
Cash and cash equivalents, end of period	$9,358	$952	$9,358	$952

See accompanying notes to consolidated financial statements.

YUKON-NEVADA GOLD CORP.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the nine months ended September 30, 2010 and 2009

1.	Going Concern:

Yukon-Nevada Gold Corp.’s (the Company) business is gold mining and related activities, including exploration, development, extraction, processing and reclamation. Gold has been produced in Nevada, USA (Jerritt Canyon) and gold exploration activities are being carried out in Nevada, USA (Jerritt Canyon) and the Yukon Territory, Canada (Ketza River and Silver Valley).

For properties other than the producing mine at Jerritt Canyon, the Company is in the process of mineral exploration and has yet to determine whether these properties contain reserves that are economically recoverable. The recoverability of the amount shown for these mineral properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the mining claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition of the mineral properties.

During the third quarter of 2008 the Company determined that under current conditions the Jerritt Canyon mine was not economic, and the mine was shutdown on August 8, 2008. Subsequent to the mine closure, the Company began work on addressing a number of key operational issues that had previously caused the mine to operate at a loss plus issues related to the stop order issued by the Nevada Division of Environmental Protection (“NDEP”) in the first quarter of 2008 in order to receive permission to restart the milling operations. These issues included bringing the evaporation pond into operational use and beginning the drawdown of the tailings pond, finalizing engineering design plans of a new mercury emissions system, and the cleanup of waste materials onsite. The Company addressed all of these requirements and received approval from the NDEP to restart milling operations on March 25, 2009, with the requirement that the new mercury emissions system as proposed would be completed by May 31, 2009.

On May 30, 2009, the roaster circuits at Jerritt Canyon were once again shut down as delays in receiving critical components of the new mercury emissions system resulted in the Company being unable to meet the May 30, 2009 installation date. The system was completed in July 2009 and in October 2009 the Company obtained a consent decree to allow for the restart of the Jerritt Canyon facility from the Attorney General representing the NDEP.

Upon recommencement of operations, the Company continued to mill the remaining stockpiles on site as well as pursue toll milling opportunities at the Jerritt Canyon site. Additional financing is required in order to fund further development of the Jerritt Canyon mines and enable a return to mining once the necessary infrastructure work has been completed. Management is currently pursuing financing alternatives and believes it will be able to secure the required financing in the near future. Should such financing be obtained, Management believes that the remaining property, plant, and equipment costs can be fully recovered through a combination of toll milling and a return to mining.

At September 30, 2010 the Company had a working capital deficiency of $19.8 million. These consolidated financial statements are prepared on the basis that the Company will continue as a going concern. The conditions described in the preceding paragraphs raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern and recover the investment in property, plant, and equipment and mineral properties is dependent on its ability to generate positive cash flows and obtain additional financing in order to meet its planned business objectives. However, there can be no assurance that the Company will be able to obtain additional financial resources, achieve profitability or positive cash flows. If the Company is unable to generate positive cash flows or obtain adequate financing, the Company will need to further curtail operations and exploration activities. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which could differ significantly from the going concern basis.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the nine months ended September 30, 2010 and 2009

2.	Basis of presentation:

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles following the same accounting policies and methods of application used in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2009, except for the new accounting policies adopted subsequent to that date, as discussed below. These unaudited interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, they should be read in conjunction with the Company’s most recent audited annual consolidated financial statements.

(a)	Basis of consolidation

These unaudited interim consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and balances have been eliminated. The subsidiaries and joint ventures along with percentage of ownership as at September 30, 2010 are:

Ketza River Holdings Ltd. (Yukon)	100%
YGC Resources Arizona Inc. (Arizona)	100%
Queenstake Resources Ltd. (British Columbia)	100%
Queenstake Resources U.S.A. Inc. (Delaware)	100%
Castle Exploration Inc. (Colorado)	100%
Yukon-Shaanxi Mining Company - Joint Venture (Yukon)	41%

(b)	International Financial Reporting Standards

In February 2008, the AcSB announced that 2011 is the transition date for publicly listed companies to use IFRS, which will replace existing Canadian GAAP. The effective date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. As a result, the Company has developed a plan to convert its consolidated financial statements to IFRS and will commence reporting on an IFRS basis in the quarter ended September 30, 2011 with comparative 2010 data on an IFRS basis as required. The adoption of IFRS will have a significant impact on property, plant and equipment, asset retirement obligation, provisions and accumulated other comprehensive income.

Accounting policies applicable effective January 1, 2011

In June 2009, the CICA amended Handbook Section 3855 – Financial Instruments – Recognition and Measurement (“Section 3855”) to clarify the application of the effective interest method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition for accounting purposes. The amendments are applicable for the Company’s interim and annual financial statements for its fiscal year beginning January 1, 2011. Earlier adoption is permitted. At September 30, 2010, the Company had no debt instruments to which the Section 3855 amendments would be applicable.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the nine months ended September 30, 2010 and 2009

On December 24, 2009, the CICA issued EIC Abstract 175 – Multiple Deliverable Revenue Arrangements (“EIC-175”). EIC-175 addresses the accounting by a vendor for arrangements under which it will perform multiple revenue generating activities and how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. EIC-175 is applicable to revenue arrangements with multiple deliverables entered into or materially modified on or after January 1, 2011. Earlier adoption is permitted. The Company does not anticipate early adopting EIC-175. The Company plans to adopt revenue recognition principles in accordance with IFRS effective January 1, 2011 and does not anticipate that this adoption will have a material impact on the Company’s consolidated financial statements.

3.	Interest income and other income (loss)

Interest income and other income (loss) is comprised of:

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009

Provisions for and settlement of lawsuits (i)	$(4,807)	$-	$(4,807)	$-
Settlement of deferred revenue (ii)	(3,071)	-	(3,071)	-
Loss on derivatives (iii)	(2,249)	-	(2,249)	-
Gain on sale of marketable securities	337	-	337	-
Other	205	(412)	334	(469)
	$(9,585)	$(412)	$(9,456)	$(469)

(i)

In the third quarter of 2010, the Company settled the dispute between its wholly owned subsidiary, Queenstake Resources Ltd. ("Queenstake") and Golden Eagle International Inc. ("Golden Eagle"), arising out of Queenstake's termination in 2009 of Golden Eagle's arrangement to restart operations at the Jerritt Canyon mine. In full settlement, Queenstake will pay Golden Eagle a total of $3.5 million, and the Company will deliver 2 million shares (valued at $1.0 million) to Golden Eagle in the fourth quarter of 2010. The parties have agreed to terms of settlement and have filed a stipulation to dismiss the case, without any admission of liability by any party. The dismissal includes the dismissal with prejudice of counterclaims and third party complaints filed by Golden Eagle against Queenstake, the Company, and François Marland, who currently serves as a Director of the Company. The parties have agreed to each bear their own attorney fees and costs. Of the $4.5 million settlement, $1.1 million was accrued in prior periods and $3.4 million expensed in the current period.

Also in the third quarter, the company has accrued additional amounts pertaining to the settlement of the class action initiated by certain employees who were laid off in August 2008, of $0.4 million for possible medical costs and $0.8 million in contingency and legal costs for the plaintiffs. The ultimate amount of the settlement is yet to be determined as the plaintiff has not yet accepted the offer presented (note 14 (a) (ii)).

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the nine months ended September 30, 2010 and 2009

(ii)

In 2009, the Company received advance payment of $4.8 million for three contracts for 6,508 ounces gold and an average price of $743 per ounce to be delivered at a series of future dates. It had been the Company’s intention to deliver gold ounces to settle the contracts, however, pursuant to the terms of the debt issued (note 10), the commitment was settled in cash in August 2010. The price of the settlement was $1,215 per ounce resulting in a loss to the Company of $3.1 million.

(iii)

As part of the $25.0 million debt issued in the third quarter of 2010, $6.8 million of the proceeds was allocated to a gold embedded derivative arising from the loan repayments being indexed to the gold spot price. This was revalued at September 30, 2010 and resulted in a loss of $2.2 million due to the rising gold price (note 10).

4.	Temporary Suspension of Jerritt Canyon Operations

On August 8, 2008 the Company announced the suspension of underground mining activity at the Jerritt Canyon property, with a suspension of the milling operations occurring the following week. The mill was shut down temporarily with plans to recommence processing available stockpiles in 2009 and continue to pursue toll milling opportunities and financing to continue mining activities. The mill resumed operations on March 29, 2009 and continued operations until May 30, 2009, when it was shut down again due to delays in ductwork required in the construction of the new mercury emission control system. The operations recommenced again on October 20, 2009 after the Company came to an agreement with the NDEP in the form of a Consent Decree (note 1). Expenses incurred during the shutdown of the mill, other than normal course operating costs have been included in temporary shutdown costs.

5.	Inventories:

	September 30,	December 31,
	2010	2009

Finished goods	$449	$1,316
Stockpiled ore	1,054	−
Purchased ore	591	5,340
Work in progress	12,805	558
Materials and supplies	3,004	2,716
	$17,903	$9,930

All of the Company’s inventories on hand are located at the Jerritt Canyon mine in Nevada, USA.

Included in cost of gold sold and depreciation, depletion and amortization expense on the statement of loss are total inventory related costs of $(7.1) million (December 31, 2009 – $0.6 million) and $(0.4) million (December 31, 2009 – $0.3 million), respectively. As at September 30, 2010, there is no net realizable value adjustment (December 31, 2009 - $0.4 million).6. Restricted funds:

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the nine months ended September 30, 2010 and 2009

	June 30,	December 31,
	2010	2009
AIG commutation account (i)	$25,644	$25,580
Cash restricted for future exploration in Canada (ii)	5,012	−
Water use license letter of credit (iii)	3,001	2,940
Workmens' compensation self-insurance	431	431
Cash pledged as security for letters of credit	229	224
	$34,317	$29,175

(i)

The Company purchased from American Insurance Group (AIG) an environmental risk transfer program (the “ERTP”). As part of the ERTP, $25.8 million was deposited in an interest-bearing account with AIG (the Commutation Account). The Commutation Account principal plus interest earned on the principal is used to fund Jerritt Canyon mine’s ongoing reclamation and mine closure obligations. During the first half of 2010, the Company earned $0.1 million (2009 - $0.1 million) interest from the commutation account.

(ii)

During 2010, the Company raised funds by way of private placements of flow-through shares. Under the conditions of these private placements, the funds must be spent in 2010 and 2011 on Canadian Exploration Expenditures (CEE) on properties located in Canada. A total of $5.0 million of cash is required to fund future exploration under the terms of the flow through share subscription agreements.

(iii)	The Yukon Territorial Government has a letter of credit with the Company to secure payment of potential reclamation work relating to the Ketza River project.

7.	Property, plant and equipment:

Property, plant and equipment comprise:

	September 30, 2010			December 31, 2009
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Jerritt Canyon mine, USA	$108,764	$21,318	$87,446	$105,685	$17,032	$88,653
Ketza River project, Canada	1,649	1,254	395	1,642	1,126	516
Corporate and other, Canada	287	171	116	239	138	101
	$110,700	$22,743	$87,957	$107,566	$18,296	$89,270

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the nine months ended September 30, 2010 and 2009

The continuity of property, plant and equipment is as follows:

	September 30, 2010			December 31, 2009
		Accumulated	Net book		Accumulated
	Cost	amortization	value	Cost	amortization	Net book value
Opening, January 1	$107,566	$18,296	$89,270	$105,763	$11,913	$93,850
Additions	3,220	n/a	3,220	2,629	n/a	2,629
Depreciation	n/a	4,533	(4,533)	n/a	6,425	(6,425)
Write-downs	−	−	−	(772)	(42)	(730)
Reclass	(86)	(86)	−	(54)	−	(54)
Closing, June 30	$110,700	$22,743	$87,957	$107,566	$18,296	$89,270

8.	Mineral properties:

	December 31,		September 30,
	2009	Additions	2010

Ketza River project, Canada (b)	$58,093	$6,379	$64,472
Silver Valley project, Canada (b)	1,508	189	1,697
Arizona project, USA (c)	591	−	591
Yukon-Shaanxi project, Canada (d)	327	77	404
Other Yukon and BC projects, Canada (e), (f)	7	−	7
	$60,526	$6,645	$67,171

a)	Jerritt Canyon, Nevada:

The Company has a 100% interest in the Jerritt Canyon property which consists of two gold producing mines, the SSX-Steer complex and the Smith mine. The carrying value of Jerritt Canyon is nil at September 30, 2010 and December 31, 2009 due to a $69.4 million impairment charge on Jerritt Canyon mineral properties recorded in 2008 when the operations were shutdown.

(b)	Yukon properties:

(i)	Ketza River properties, Yukon:

The Company has a 100% interest of the Ketza River property including 308 mining claims and leases, a mill and all associated equipment. The focus of the Ketza River property is gold.

(ii)	Silver Valley, Yukon:

The Company has a 100% interest in 114 claims and an option to acquire an additional 6 claims from an Optionor.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the nine months ended September 30, 2010 and 2009

(c)	Silver Bar, Arizona:

The Company has a 100% interest in 55 claims in Pinal County, Arizona. The focus of exploration of this property will be gold and copper.

(d)	Greenwood properties:

The Company owns a 75% interest in 31 claims in the Greenwood Mining District in south east British Columbia which are subject to a 2% net smelter returns royalty. The remaining 25% interest in this gold property is owned by Intrepid Minerals Corporation. This property was written down to a nominal amount in 2005.

(e)	Other Yukon Base Metals properties:

(i)	Money property:

The Company has a 100% interest in 46 claims on this gold, silver and copper property located in south central Yukon. The Company entered into an option agreement with Yukon Zinc Corporation (Yukon Zinc) in August 2005 which allows Yukon Zinc to acquire a 25% interest in the property by making cash payments to the Company of C$40,000 over a five year period and incurring C$150,000 of exploration expenditures over that period. Upon exercise of the initial option, Yukon Zinc will have an additional option to acquire an additional 26% interest in the property by paying the Company C$25,000 in cash or shares upon giving notice of its intent to pursue the additional option and undertaking an additional C$500,000 of exploration expenditures over two years from date of election of the additional option.

(ii)	Wolf property:

The Company has a 34.42% joint venture interest in 18 claims in this zinc, lead and silver property in south central Yukon. Atna Resources Ltd. owns the remaining 65.58% interest.

(iii)	Bay property:

The Company staked 36 claims near Watson Lake, Yukon Territory during 2006. These claims are adjacent to claims held by an unrelated third party. The focus of this property, based on preliminary historical geological work, will be silver.

These properties have nominal carrying values.

9.	Related party transactions:

During the three and nine months ended September 30, 2010, the Company was charged a total of C$0.1 million and C$0.3 million, respectively (2009 – C$0.1 million and C$0.2 million, respectively) in legal fees by a law firm for general corporate services in which the corporate secretary of the Company is a partner. The amount owing at September 30, 2010 is C$0.2 million. A portion of these fees are included in share issue costs with the remainder included under general and administrative expenses.

In the nine months ended September 30, 2010, the Company was charged a total C$0.8 million by a Company owned by a director of the Company, for the management of the Yukon properties. The director ceased being a director of the Company in May, 2010.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the nine months ended September 30, 2010 and 2009

10.	Long-term debt

The Company issued $25 million in Senior Secured Note (the "Notes") and 25,000,000 common share purchase warrants (the "Warrants"), raising gross proceeds of $25 million. Each Warrant entitles the holder thereof to purchase one common share of the Company at a price of C$0.40 per share for a period of three years following closing.

The Notes have a maturity date of December 31, 2012 and are secured by a charge over all the assets of the Company's wholly owned subsidiaries, Queenstake Resources Ltd. ("QRL") and Queenstake Resources U.S.A. Inc. ("Queenstake US") as well as a share pledge over all shares in QRL and Queenstake US. The Notes will be repaid through monthly cash installments based on a notional amount of approximately 284,114 shares of SPDR GLD Gold Shares (an exchange listed fund trading on the NYSE and other global exchanges) beginning October 2010. The Company has guaranteed a minimum rate of return of 5% per annum on the aggregate principal amount over the term of the Notes. In connection with the closing, a finder's fee in the amount of 4% of the gross proceeds raised is payable in shares of the Company.

Of the total proceeds of $24.8 million, net of transaction costs of $0.2 million, $5.7 million was allocated on initial recognition to the warrants. The 25 million warrants fair value was calculated using the Black-Scholes model assuming a risk-free interest rate of 1.91% per annum, an expected life term of 3 years, and expected volatility of approximately 86% and no dividends. A further $6.8 million was allocated to the gold embedded derivative arising from the loan repayments being indexed to the gold spot price. This resulted in an initial liability being recorded of $12.3 million representing the Company’s residual debt. The carrying amount of the liability is accreted to the face value of the notes over the term of the notes. Accretion included in interest expense totaled $1.7m for the period.

At September 30, 2010, the fair value of the derivative liability was determined to be $9.0 million (2009 - $nil). The Company has included the resulting change in the fair value as an expense to net earnings.

At inception:
Loan proceeds net of transaction costs	$24,800
Less value attributable to warrants	(5,759)
Less value attributable to gold embedded derivative	(6,763)
Carrying value of loan at August 13, 2010	$12,278

Interest accretion to September 30,2010	1,698
Carrying value of loan at September 30, 2010	$13,976

Current debt	2,557
Long term debt	11,419
$13,976

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the nine months ended September 30, 2010 and 2009

Income taxes:

September 30,
2010
Future income tax liability, opening	$15,372
Impact of foreign exchange on Canadian dollar future income tax liability	328
Future income tax liability, closing	$15,700

12.	Share capital:

	(a)	Authorized share capital consists of an unlimited number of common shares

	(b)	Common shares issued and outstanding:

(i)

In May, 2010 the Company closed private placements for gross proceeds of $9.2 million from the issuance of an aggregate of 34.6 million flow-through shares (the "FT Shares") at C$0.275 per FT Share in two tranches. In connection with the private placement, the Company paid a commission of $0.6 million cash and 0.7 million share purchase warrants (the "Agent's Warrants"). Each Agent's Warrant will entitle the Agent to purchase one Common Share of the Company for a period of two years at an exercise price of C$0.275 Common Share. All securities issued pursuant to these private placements are subject to a four month hold period, commencing on their respective closing dates. The proceeds from the private placements will be used on the continued exploration of the Company's Ketza River Property, Yukon Territory.

(ii)

On March 26, 2010 the Company closed its $4.8 million non-brokered private placement for a total of 22.7 million common shares at a price of C$0.22 per Share. There was no finder's or commission fee payable on the private placement.

(iii)

On December 1, 2009, the Company closed a non-brokered private placement for a total of 10.0 million units (the "Units") at a price of C$0.10 per Unit for proceeds of $0.9 million. Each Unit consisted of one common share and one share purchase warrant exercisable to purchase one additional common share at a price of C$0.125 per share within 18 months of closing of the private placement.

(iv)

In August 2009 the Company closed two non-brokered private placements for a total of 41.1 million units (the "Units") at a price of C$0.10 per Unit. Each Unit consisted of one common share and one share purchase warrant exercisable to purchase one additional common share at a price of C$0.125 per share within 30 months of closing of the private placement.

(v)

On April 24, 2009 the Company closed a non-brokered private placement for a total of 12.0 million units (the "Units") at a price of C$0.06 per Unit for proceeds of $0.6 million. In addition, a finder's fee of 0.4 million units was paid on the private placement. Each Unit consisted of one common share and one share purchase warrant exercisable to purchase one additional common share at a price of C$0.08 per share within 24 months of closing of the private placement.

(vi)	On February 27, 2009 the Company closed two non-brokered private placement as follows:

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the nine months ended September 30, 2010 and 2009

10.0 million units ("Unit 2") were issued at a price of C$0.05 per Unit 2 for proceeds of $0.4 million. Each Unit 2 consists of one common share (a "Share") and two series of Share purchase warrants. The first warrant (the "Series "A" Warrant") can be exercised to purchase one additional Share (the ""A" Warrant Share") at a price of C$0.07 per share within 12 months of closing of the private placement and the second warrant (the "Series "B" Warrant") can be exercised to purchase one additional Share (the ""B" Warrant Share") at a price of C$0.09 per share within 18 months of closing of the private placement. In addition, 1.0 million units were issued as a finder's fee in connection with the private placement which consists of one common share and one Series A warrant.

17.3 million units ("Unit 1") were issued at a price of C$0.06 per Unit 1 for proceeds of $0.8 million. In addition, 0.4 million Unit 1 units were issued as a finder's fee in connection with the private placement. Each Unit 1 consists of one common share (a "Share") and one Share purchase warrant (the "Warrant"). The Warrant can be exercised to purchase one additional Share (the "Warrant Share") at a price of C$0.08 within 24 months of closing of the private placement.

(c)	Warrants:

Where the warrants are issued as part of a unit comprised of common shares and warrants, the value is assigned to common shares and warrants based on their relative fair value. The fair value of the common shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black Scholes pricing model. Where the warrant is issued and not attached to a common share, they are valued using the Black Scholes pricing model.

The following are shareholder warrants outstanding as of December 31, 2009:

				Warrants (in thousands)

		Exercise	December		Exercised/e	December	Carrying
Expiry date	Note	price (C$)	31, 2008	Issued	xpired	31, 2009	value
January 16, 2009		$1.80	1,000	-	(1,000)	-	$-
April 12, 2010		5.50	2,851	-	-	2,851	1,172
June 20,2012		3.00	21,426	-	-	21,426	15,282
December 17, 2009		0.07	87,200	-	(87,200)	-	-
June 17, 2010		0.09	87,200	-	(85,200)	2,000	21
February 25, 2011	11 (b)(vi)	0.08	-	17,733	(17,333)	400	8
February 24, 2010	11 (b)(vi)	0.07	-	11,000	-	11,000	140
August 24, 2010	11 (b)(vi)	0.09	-	10,000	-	10,000	118
April 24, 2011	11 (b)(v)	0.08	-	12,400	(5,600)	6,800	150
February 7, 2012	11 (b)(iv)	0.125	-	18,830	(10,000)	8,830	334
February 28, 2012	11 (b)(iv)	0.125	-	22,220	(20,550)	1,670	61
June 1, 2011	11 (b)(iii)	0.125	-	10,000	-	10,000	451
			199,677	102,183	(226,883)	74,977	$17,737

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the nine months ended September 30, 2010 and 2009

The following are shareholder warrants outstanding as of September 30, 2010:

				Warrants (in thousands)

		Exercise	December		Exercised/	September	Carrying
Expiry date	Note	price (C$)	31, 2009	Issued	expired	30, 2010	value
April 12, 2010		5.50	2,851	-	(2,851)	-	$-
June 20,2012		3.00	21,426	-	-	21,426	15,282
June 17, 2010		0.09	2,000	-	(2,000)	-	-
February 25, 2011	11(b)(vi)	0.08	400	-	-	400	8
February 24, 2010	11(b)(vi)	0.07	11,000	-	(11,000)	-	-
August 24, 2010	11(b)(vi)	0.09	10,000	-	(10,000)	-	-
April 24, 2011	11(b)(v)	0.08	6,800	-	(2,100)	4,700	104
February 7, 2012	11(b)(iv)	0.125	8,830	-	(515)	8,315	314
February 28, 2012	11(b)(iv)	0.125	1,670	-	(170)	1,500	56
June 1, 2011	11(b)(iii)	0.125	10,000	-	-	10,000	451
January 12, 2012	(i)	0.32	-	170,400	(2,600)	167,800	38,135
January 12, 2012	(i)	0.13	-	10,000	-	10,000	2,513
January 12, 2012	(i)	0.26	-	10,250	-	10,250	2,391
May 12, 2012	11(b)(i)	0.275		700		700	128
August 13, 2013	10	0.40		25,000		25,000	5,759
			74,977	216,350	(31,236)	260,091	$65,141

(i)

On January 12, 2010, the Company’s shareholders approved the issuance of up to 190.7 million inducement warrants for the early exercise of 200.9 million existing warrants that expired on December 17, 2009, June 17, 2010, February 6, 2012 and February 12, 2010. In the first quarter of 2009 $43.6 million was expensed related to the issue of these warrants.

(d)	Stock options:

The Company has a stock option plan (the Plan) in place under which the Board of Directors may grant options to acquire common share of the Company to directors, employees and service providers. Under the terms of the Plan, the number of securities issuable to insiders, at any time under security based agreements, cannot exceed 10% of the issued and outstanding securities.

Under the fair value method, the total fair value of the stock based compensation recognized was $3.8 million for the nine months ended September 30, 2010. A portion of this is included in operations and in mineral properties (cost allocated to fair value of options granted to Ketza River contractors). There was no stock base compensation recognized in the nine months ended September 30, 2009.

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the nine months ended September 30, 2010 and 2009

The options outstanding at September 30, 2010 are as follows:

	Options	Weighted average
	outstanding	exercise price
	(000's)	(C$/option)
At January 1, 2009	8,869	1.71
Granted	21,585	0.15
Exercised	(120)	0.15
Expired	(4,297)	1.41
At December 31, 2009	26,037	0.40
Granted	35,850	0.31
Exercised	(800)	0.15
Expired	(7,555)	0.32
At September 30, 2010	53,532	0.36

	Outstanding			Vested
			Weighted			Weighted
		Weighted	average		Weighted	average
	Options	average	remaining	Options	average	remaining
Exercise Price	outstanding	exercise price	contractual	outstanding	exercise price	contractual
(C$)	(000's)	(C$/option)	life (years)	(000's)	(C$/option)	life (years)
0.15-0.31	20,885	0.17	4.0	11,510	0.19	4.2
0.32-0.82	29,665	0.32	4.5	9,084	0.34	4.6
0.83-1.60	275	1.45	2.0	275	1.45	2.0
1.61-1.75	1,882	1.72	1.8	1,882	1.72	1.8
1.76-5.70	825	2.72	1.3	825	2.72	1.3
	53,532	0.36	4.2	23,576	0.61	4.0

13.	Supplemental information:

Net change in non-cash working capital is comprised of:

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009

Accounts receivable and prepaid expenses	$(2,443)	$(1,119)	$(3,993)	$(1,011)
Inventories	(6,224)	1,994	(7,560)	2,714
Accounts payable and accrued liabilities	5,501	2,424	13,166	4,467
Deferred revenue	(4,838)	-	(4,838)	4,838
Payable on ore purchases	-	-	-	(201)
	$(8,004)	$3,299	$(3,225)	$10,807

YUKON-NEVADA GOLD CORP.
(Formerly YGC Resources Ltd.)

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

For the nine months ended September 30, 2010 and 2009

14.	Commitments and contingencies:

(a) Contingencies:

(i)

On April 22, 2009, the Company received a notice of complaint from the U.S. Department of Justice representing the Environmental Protection Agency (EPA) alleging the Company had violated specific provisions of the Resource Conservation and Recovery Act relating to the generation, storage, handling, and disposal of hazardous wastes at the Jerritt Canyon facility. The Company has responded to the allegations and has held discussions with the EPA on the matter in order to determine the nature of the violations, with further discussions upcoming in the second quarter. The final outcome and the extent of any liability is not yet determinable.

(ii)

Queenstake has been named as a defendant in a class action lawsuit initiated by certain employees who were laid off in August 2008. The action is for an alleged violation of the Federal WARN Act, Employment Retirement Income Security Act, and State Labor Laws and to foreclose on labor liens not yet filed.

Queenstake intends to satisfy all outstanding legal obligations caused by the shut down in August 2008. When the mine closed the Company took steps to pay out these obligations from available cash at the time, which was half of the amount required under the Federal WARN Act. The Company has provided for what it believes to be the amount that remains due under the Federal WARN Act, Employment Retirement Income Security Act, and State Labor Law obligations. The Company and Queenstake will defend the class action from any and all unjustified claims where they believe there is no obligation. The class action lawsuit has not been certified by the courts.

In the third quarter, the company has accrued additional amounts pertaining to the settlement of the Class Action of $0.4 million for possible medical costs and $0.8 million in contingency and legal costs for the plaintiffs. The ultimate amount of the settlement is yet to be determined as the plaintiff has not yet accepted the offer presented.

15.	Comparative figures

Certain prior year’s figures have been restated to conform to current year’s presentation.